Exhibit 17

Ron R Sexton

4909 Warblers Way Dr

Midland, MI 48640-1994

989-631-4094

May 10, 2012

Mr. Richard M. Reynolds, Chairman

Wolverine Bancorp, Inc. and Wolverine Bank

5710 Eastman Ave.

Midland, MI 48640

Dear Chairman Reynolds:

This letter constitutes my resignation from the Board of Directors of Wolverine Bancorp, Inc. and Wolverine Bank, F.S.B., effective immediately.

After 29 years of service to the bank, the Board has voted not to nominate me for another term for reasons which have been concealed from me.

In addition, the Bank has refused to honor its promises to me under the Directors Deferral Plan, choosing instead to stall in an attempt to force me to sign an agreement containing untrue statements and numerous completely unacceptable covenants and conditions. This has placed me in a position where I have no alternative but to take legal action. Yesterday, a complaint on my behalf was filed against Wolverine Bank and Wolverine Bancorp, Inc. in District Court in Midland. A copy of this complaint is attached as a part of this letter.

Further, I have expressed a number of concerns about certain of the Bank’s policies and practices. I continue to have troubling concerns in the following areas:

•	Whether the acquisition strategy is the best way to return value to stockholders

•	Gender issues

•	Mutual corporate affiliations, cross-directorates and relationships among Board members and senior management

•	Need for more financial expertise on the Board

•	Need for more banking-specific Director training

•	Several specific governance issues

Based on the above, I believe it is in the best interests of all parties that I resign from the Board at this time.

Sincerely,

/s/ Ron R. Sexton
Ron R. Sexton

cc: David H. Dunn

STATE OF MICHIGAN

IN THE 75th DISTRICT COURT FOR THE COUNTY OF MIDLAND

RONNEY ROSS SEXTON,

Plaintiff,	Case No. -CZ
v	Hon.

WOLVERINE BANCORP, INC., a Maryland

Corporation and WOLVERINE BANK, F.S.B, a

Federally-chartered Savings Bank

Defendants.

CLINE CLOSE DYER PLC

By: Daniel J. Cline (P33128)

Attorneys for Plaintiff

143 McDonald Street

Midland, Michigan 48640

(989) 832-1770

COMPLAINT – BREACH OF CONTRACT

NOW COMES RONNEY ROSS SEXTON, by Counsel, and for his Complaint against Defendants WOLVERINE BANCORP, INC. and WOLVERINE BANK, F.S.B., states:

1.	Plaintiff Ronney Ross Sexton (“Mr. Sexton”) is a resident of Midland County, Michigan.

2.	Defendant Wolverine Bancorp, Inc. (the “Holding Company”) is a Maryland corporation authorized to do business in the State of Michigan, with its registered office and principal place of business located at 5710 Eastman Avenue, Midland, Michigan 48640, in Midland County, Michigan.

3.	David H. Dunn is the Holding Company’s President and CEO and is also the Holding Company’s resident agent.

4.	Defendant Wolverine Bank, F.S.B. (the “Bank”), is a federally-chartered savings bank with its principal place of business located at 5710 Eastman Avenue, Midland, MI 48640, in Midland County, Michigan.

5.	David H. Dunn (“Mr. Dunn”) is the President and Chief Executive Officer of the Bank.

6.	Rick A. Rosinski (“Mr. Rosinski”) is the Chief Operating Officer and Treasurer of both the Bank and the Holding Company.

7.	Mr. Sexton, at all times relevant hereto, has been a member of the board of directors of the Bank and the Holding Company.

8.	At all times relevant hereto, the Bank had in full force and effect a deferral plan entitled the Wolverine Bank, F.S.B. Directors Deferral Plan.

9.	Effective January 1, 2005, the Bank adopted an amended and restated deferral plan entitled the Wolverine Bank, F.S.B Directors Deferral Plan (the “Plan”). A copy of the Plan is attached hereto as Exhibit A.

10.	The purpose of the plan is to allow the Bank’s directors to defer the realization of taxable income in the form of directors’ fees until a date selected by the director. This permits the director to plan to receive the taxable income at a time which minimizes the tax on that income.

11.	Mr. Sexton was a participant in the Plan.

12.	On or about August 9, 2004, Mr. Sexton executed the Deferral Election Form, a copy of which is attached hereto as Exhibit B.

13.

The Deferral Election Form had two choices; specifically, Mr. Sexton could either elect to receive a single lump sum payment at a designated age or receive that payment in multiple installments beginning on the January 1st following the designated age.

14.	Mr. Sexton elected to receive a lump sum payment at age 65 as shown on Exhibit B.

15.	Mr. Sexton’s 65th birthday was on March 2, 2011.

16.

Mr. Sexton elected to receive the payment on his 65th birthday because he knew that, due to other events in his financial situation, this would result in lower taxes on the payment if the payment was made in 2011.

17.	On or about January 24, 2011, Mr. Sexton received an email from Mr. Rosinski confirming that a lump-sum payment of $108,029.40 would be made to him on Mr. Sexton’s 65th birthday, March 2, 2011.

18.	On or about January 24, 2011, Mr. Sexton confirmed by email to Mr. Rosinski his desire to receive the payment on his 65th birthday as previously elected.

19.

On February 11, 2011, Mr. Rosinski sent Mr. Sexton an email indicating that the attorney for the Bank was of the opinion that the Plan would not permit the distribution to be made on Mr. Sexton’s 65th birthday, but rather it could not be made until January 1, 2012.

20.	Mr. Sexton expressed his displeasure with the situation on several occasions during 2011 to Mr. Rosinski, Mr. Dunn, and to the board of directors of the Bank and the Holding Company and asked to be made financially whole for the payment delay.

21.	The lump sum payment of $110,114.37 was made to Mr. Sexton on January 4, 2012. This payment included Plan interest to January 4, 2012.

22.

As a result of the payment being made during 2012, Mr. Sexton incurred self-employment taxes on the payment which were more than he would have paid had the payment been made on Mr. Sexton’s 65th birthday as he had originally elected. At the request of the Bank, the Midland CPA firm of Yeo & Yeo calculated that a payment to Mr, Sexton in the amount of $14,552.00 would be required to make Mr. Sexton whole for the delay in making the payment. A copy of the letter from Yeo & Yeo is attached as Exhibit C.

23.	In early 2012, the combined board of directors of the Bank and the Holding Company agreed to compensate Mr. Sexton for his monetary damages.

24.	Instead of simply paying Mr. Sexton the amount he was owed, on March 25, 2012, Mr. Dunn presented Mr. Sexton a form which asked Mr. Sexton to make several untrue statements and to release any and all claims he may have against the Bank in exchange for the payment. A copy of the form is attached hereto as Exhibit D.

25.	The release being demanded by the Bank and the Holding Company was patently unreasonable as it required Mr. Sexton to release any and all claims, not simply his claim pertaining to the Plan, and to attest to untrue statements.

26.	Mr. Sexton advised Mr. Dunn of his concern about the scope of the release and the untrue statements, and requested revisions to the document.

27.	Shortly thereafter, on April 5, 2012, Mr. Sexton was advised that he would not be renominated to the board of directors of either Bank or Holding Company, a position he has held for nearly 30 years.

28.	The next day, Mr. Sexton was presented with a new agreement, which purported to create a consulting arrangement but which if signed would prohibit him from any dealings with any banking or financial services company anywhere in the world, which would prohibit him from in any way disclosing any information he had regarding Bank’s and Holding Company’s operations and practices to any other person, including but not limited to the Securities and Exchange Commission and the Comptroller of the Currency (except in the course of legal process). It also contained a comprehensive release of claims similar to the one contained in the previous agreement, and again required him to attest to untrue statements.

29.	Again, Mr.Sexton requested revisions to the document. Several were made, but other restrictions were added, including a requirement that severely restricted Mr. Sexton’s freedom to vote his shares of Wolverine Bancorp, Inc. and a prohibition against him opposing or making any statement in opposition to any shareholder proposals supported by the board of the Bank.

30.	Despite repeated demands, Bank and Holding Company have failed and refused to pay to Mr. Sexton the $14,552.00 it agreed to pay to him.

WHEREFORE, Plaintiff respectfully requests this Honorable Court to enter a judgment against Defendants as follows:

a.	A money judgment against Defendants awarding Plaintiff the sum of $14,552.00, plus statutory interest from the date of filing the Complaint, and Plaintiff’s costs and attorneys’ fees; and

b.	Such other relief as this Court may find Plaintiff to be entitled.

Dated:
Daniel J. Cline (P33128)
Attorney for Plaintiff

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